Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Financial Institutions, Inc.
We consent to the incorporation by reference in the registration statement on Form S-8 of Financial Institutions, Inc. of our reports dated March 7, 2011 with respect to the consolidated statements of financial condition of Financial Institutions, Inc. and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Financial Institutions, Inc. and to the reference to our firm under the heading “Experts” in the registration statement.
/s/ KPMG LLP
Rochester, New York
March 7, 2011